Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
Telex: 91734 SWIFT: AngoIE2D
Website: www.angloirishbank.ie

Fax: Banking +353 1 6618408/6616753
Fax: Treasury +353 1 61624
Fax: Personal Deposits +35
Fax: Personnel +353 1 6611



02015913

ANGLO IRISH BANK


RECEIVED
MAR 12 2002
143

26 February 2002

Office of International Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street N.W.,
Washington D.C. 20549,
U.S.A.



Re: Anglo Irish Bank Corporation Plc (File No. 82-3791)
12g3-2 (b) Exemption.

SUPPL

Dear Sirs,

Please find enclosed information and/or documents furnished by Anglo Irish Bank Corporation plc (file No. 82-3791) under paragraph (b) (1) (iii) Rule 12g3-2, which information shall not be deemed "Filed" with the SEC or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934.

Yours faithfully,
ANGLO IRISH BANK

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

R. Murphy

Encl.



STOCK EXCHANGE

DATE	ANNOUNCEMENT
23 January 2002	Placement of 15.25 million ordinary shares
23 January 2002	Application to Listing for 15,250,000 new shares
24 January 2002	Application to Listing for 1,391,987 new shares
25 January 2002	Chairman's Statement - Annual General Meeting
28 January 2002	Dealing by Director / Secretary (x4)
31 January 2002	Dealing by Director / Secretary (x11)
31 January 2002	Application to Listing for 22,655 new shares
19 February 2002	Appointment of Tiarnan O Mahoney as Chief Operating Officer
20 February 2002	Dealing by Director
29 February 2002	Notification of Substantial Holding



COMPANIES REGISTRATION OFFICE

18 December 2001	Form B5 – Return of Allotments/Companies Capital Duty 150,000 new shares.
23 January 2002	Form B5 – Return of Allotments/Companies Capital Duty 15,250,000 new shares.
25 January 2002	G1 - Special Resolutions
25 January 2002	B10 - Resignation of Anthony O'Brien as Director
28 January 2002	Form B5 – Return of Allotments/Companies Capital Duty 653,000 new shares.



SCHEDULE 3A

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST
(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. Please note that admission to the Official List will be simultaneous with admission to trading on a Recognised Investment Exchange (RIE). You will need to complete a separate application form to apply for trading on the RIE.

To: UK Listing Authority

23 January 20 02

Details of securities to be listed

Anglo Irish Bank Corporation plc [insert name of issuer] ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority.

Share capital			
Authorised		Denomination	Issued and paid up (inclusive of present issue)
380,000,000	in	Euro 0.32	321,310,774
	in		
	in		
£ Euro 121,600,000			~~£~~ Euro 102,819,447.60

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities		
Nominal value	Redemption date	Coupon
n/a		
£		

Please specify where the issuer is listed and the nature of the listing	
Primary	Dual Primary, Dublin & London
Secondary	

Please specify on which RIEs the issuer has applied to have its securities traded

Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)
15,250,000 Ordinary Shares of Euro 0.32 each.

Type of issue for which application is being made
15,250,000 new ordinary shares of Euro 0.32 each by way of Placing.

Declaration

We acknowledge our obligations under the listing rules and the legal implications of listing under the Financial Services Act 1986. Accordingly we declare that:

(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.

We undertake to comply with the listing rules from time to time of the UK Listing Authority so far as applicable to the issuer.

We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the listing rules of the UK Listing Authority in due course.

Signed [signature]
~~Director or~~ secretary ~~or other duly authorised officer~~ for and on behalf of
Name of issuer: Anglo Irish Bank Corporation plc

To be completed in all cases

Application to be heard on:	Monday, 28 January 2002
Admission expected to be effective on:	Tuesday, 29 January 2002 (Expected Date)

Name(s) of contact(s) at issuer regarding the application	Ronan Murphy
Telephone number:	00 3531 616 2506

SCHEDULE 1

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

This form of application should be submitted to Company Services, London Stock Exchange, Old Broad Street, London EC2N 1HP, to arrive no later than ***2 business days prior*** *to the consideration of the application for admission to trading.*

If you require assistance, please call the Company Services Help Desk on ***020-7797-1600****.*

To: London Stock Exchange

1. **Full name of issuer:** **Anglo Irish Bank Corporation plc**

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

2. **Amount and full description of each class of security for which application is now being made:** Example*: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time.*

15,250,000 Ordinary Shares of Euro 0.32 each.

3. **Type of issue for which application is being made:** Example*: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme*

Placing

4. **Are the securities for which application is now made identical* in all respects**

(a) **with each other?** **YES/~~NO~~**

(b) **with an existing class of security?** **YES/~~NO~~**

If you answered *NO* to either question how do the securities differ and when will they become identical?

N/A

5. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought ~~were~~/will be issued on:**

Date: N/A

Please indicate whether the certificates are in registered or bearer form:

REGISTERED /~~BEARER~~

Note in relation to Question 4:

* ***identical*** *means in this context:*

(a) *the securities are of the same nominal value with the same amount called or paid up;*

(b) *they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and*

(c) *they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.*

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed: [signature] **Date:** 23 January 2002

Director or secretary or other duly authorised officer, for and on behalf of

Name of issuer **Anglo Irish Bank Corporation plc**

Application to be considered on (date): **Monday, 28 January 2002**

Dealings expected to commence on (date): **Tuesday, 29 January 2002**

Contact at the issuer regarding this application:

Name: Ronan Murphy

Email address: RonanMurphy@AngloIrishBank.ie

Telephone number: + 3531 616 2506

Contact at nominated representative (if applicable):

Name: **Aine Dowling**

Email address: **aine.dowling@davy.ie**

Telephone number: **+ 353 1 614 9993**

Please ensure all sections of this form have been completed before submitting


Integritas roburque.

APPLICATION FOR ADMISSION OF SECURITIES TO LISTING
(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to listing should be suitably adapted for an issuer which is not a public limited company. It must be lodged duly completed at least TWO BUSINESS DAYS prior to the consideration of the application for admission to listing.

To: Listing Applications
Irish Stock Exchange ("the Exchange")

23 January, 2002 ~~19~~

Details of securities to be listed

Anglo Irish Bank Corporation plc [insert name of issuer] ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the Exchange subject to the listing rules of the Exchange.

Share capital

Authorised		Denomination	Issued and paid up (inclusive of present issue)
380,000,000	in	Euro 0.32	321,310,774
	in		
	in		
	in		
~~£~~ Euro 121,600,000			~~£~~ Euro 102,819,447.60

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities

Nominal value	Redemption date	Coupon
N/A		
£		

Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)

15,250,000 Ordinary Shares of Euro 0.32

Type of issue for which application is being made

15,250,000 new ordinary shares of Euro 0.32 each by way of Placing.

Are the securities for which application is now made:

(a) identical * in all respects? YES \ XXNO

If no, how do they differ and when will they become identical?

(b) identical * in all respects with an existing class of security? YES \ XXNO

If no, how do they differ and when will they become identical?

c) the subject of an application for listing in another member state of the European Community either within the previous six months, now or in the near future. YES \ XNOX

If yes, state when and on what stock exchange(s) :

Dual Primary, Dublin & London

Note:

* Identical means in this context:

(a) the securities are of the same nominal value with the same amount called up or paid up;

(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Details of documents of title

Please give details of renounceable document (where applicable):

(a) Type of document (which must comply with the relevant provisions of chapter 13 of the listing rules): N/A

(b) Proposed date of issue: N/A

(c) Last day for splitting: N/A

- (i) Nil paid: N/A
- (ii) Partly paid: N/A
- (iii) Fully paid: N/A

(d) Last day for renunciation: N/A

Definitive certificate:

Definitive certificates (in respect of the class of security/securities for which listing is sought) have ~~already been~~ will be issued for ______________ shares [insert number of shares] and/or £______________ nominal of ______________ [insert designation of debt securities] and will be ready on ______________ for ______________ shares [insert number of shares] and/or £______________ nominal of ______________ [insert designation of debt securities].

Declaration

We acknowledge our obligations under the listing rules and the legal implications of listing. Accordingly we declare that:

(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the Exchange in respect of the application have been or will be complied with.

We undertake to comply with the listing rules from time to time of the Exchange so far as applicable to the issuer.

We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the listing rules of the Exchange in due course.

Signed ____________

~~Director or~~ secretary ~~or other duly authorised officer~~
for and on behalf of

Anglo Irish Bank Corporation plc
Name of issuer

To be completed in all cases

Application to be heard on: Monday, 28 January 2002 ~~19~~

Dealings expected to commence on: * Tuesday, 29 January 2002 ~~19~~

Name(s) of contact(s) at issuer regarding the application: Ronan Murphy

Telephone number: 00 3531 616 2506

* Expected Date of Issue

Note: * *delete as appropriate*

Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
Telex: 91734 SWIFT: AngolE2D
Website: www.angloirishbank.ie

Fax: Banking +353 1 6618408/6616753
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6769818
Fax: Personnel +353 1 6611852


ANGL
IRISH
BANK

ANGLO IRISH BANK CORPORATION PLC

PLACING OF SHARES

Extract from Minutes of Director's Meeting held on 23 January 2002.

"**IT WAS UNANIMOUSLY RESOLVED** that 15,250,000 million new Ordinary Shares of Euro 0.32 each in the capital of the Bank be and are hereby allotted to shareholders set out in schedule annexed hereto in the proportions set out in such schedule as fully paid up shares in the capital of the Bank pursuant to the Articles of Association of the Bank and that the names of the shareholders set out in such schedule be entered on the Register of Members as the holders of the said new ordinary shares issued to each of them respectively."

I certify that the above is an exact copy of the minute of the meeting held on the above date.

SECRETARY

Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
Telex: 91734 SWIFT: AngoIE2D
Website: www.angloirishbank.ie

Fax: Banking +353 1 6618408/6616753
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6769818
Fax: Personnel +353 1 6611852


ANGL
IRISH
BANK

ANGLO IRISH BANK CORPORATION PLC

PLACING OF SHARES

Application has been made to the Irish Stock Exchange and the UK Listing Authority for 15,250,000 million ordinary shares of nominal value of €0.32 each to be admitted to the Official List of the Irish Stock Exchange and to the Official List of the UK Listing Authority and to the London Stock Exchange and the Irish Stock Exchange for such shares to be admitted to listing and trading. These shares have been issued pursuant to a Placing. These shares will rank *pari passu* in all respects with existing shares.

Copies of this brochure are available from the Company Announcements Office for two business days following the date hereto and for fourteen days from the registered office of Anglo Irish Bank Corporation plc.

23 January 2002


ANGLO
IRISH
BANK

Anglo Irish Bank announces the placement of 15.25 million Ordinary shares

Anglo Irish Bank Corporation plc announces today (23rd January 2002) that it has placed 15.25 million ordinary Euro 0.32 shares in the marketplace raising approximately Euro 64 million.

The new shares will rank pari passu in all respects with the existing ordinary shares in issue.

The placement has been made in connection with possible private banking acquisitions in Continental Europe over the next 12/18 months.

-ends-

23rd January, 2002

For further information please contact:

William McAteer
Finance Director
Anglo Irish Bank Corporation plc

Tel: (353-1-6162000)


Integritas roburque.

APPLICATION FOR ADMISSION OF SECURITIES TO LISTING
(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to listing should be suitably adapted for an issuer which is not a public limited company. It must be lodged duly completed at least TWO BUSINESS DAYS prior to the consideration of the application for admission to listing.

To: Listing Applications
Irish Stock Exchange ("the Exchange") 24 January, 2002

Details of securities to be listed

Anglo Irish Bank Corporation plc [insert name of issuer] ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the Exchange subject to the listing rules of the Exchange.

Share capital

Authorised		Denomination	Issued and paid up (inclusive of present issue)
380,000,000	in	Euro 0.32	322,702,761
	in		
	in		
	in		
~~£~~ Euro 121,600,000			~~£~~ Euro 103,264,883.50

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities

Nominal value	Redemption date	Coupon
N/A		
£		

Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)

1,391,987 Ordinary Shares of Euro 0.32 each.

Type of issue for which application is being made

Euro 0.32 Ordinary Shares in respect of Scrip Dividend

Are the securities for which application is now made:

(a) identical * in all respects? YES \ NO

If no, how do they differ and when will they become identical?

(b) identical * in all respects with an existing class of security? YES \ NO

If no, how do they differ and when will they become identical?

c) the subject of an application for listing in another member state of the European Community either within the previous six months, now or in the near future. YES \ NOx

If yes, state when and on what stock exchange(s) :

Dual Primary, Dublin & L ondon

Note:

* Identical means in this context:

(a) the securities are of the same nominal value with the same amount called up or paid up;

(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Details of documents of title

Please give details of renounceable document (where applicable):

(a) Type of document (which must comply with the relevant provisions of chapter 13 of the listing rules): N/A

(b) Proposed date of issue: N/A

(c) Last day for splitting: N/A

(i) Nil paid: N/A

(ii) Partly paid: N/A

(iii) Fully paid: N/A

(d) Last day for renunciation: N/A

Definitive certificate:

Definitive certificates (in respect of the class of security/securities for which listing is sought) have ~~already been~~ will be issued for 1,391,987 shares [insert number of shares] and/or £________ nominal of ________ [insert designation of debt securities] and will be ready on 31/1/2002 for ________ shares [insert number of shares] and/or £________ nominal of ________ [insert designation of debt securities].

Declaration

We acknowledge our obligations under the listing rules and the legal implications of listing. Accordingly we declare that:

(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the Exchange in respect of the application have been or will be complied with.

We undertake to comply with the listing rules from time to time of the Exchange so far as applicable to the issuer.

We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the listing rules of the Exchange in due course.

Signed ______________________

~~Director~~ or secretary ~~or~~
~~other duly authorised officer~~
for and on behalf of

Anglo Irish Bank Corporation plc
____
Name of issuer

To be completed in all cases

Application to be heard on: Tuesday, 29 January 2002

Dealings expected to commence on: Thursday, 31 January 2002

Name(s) of contact(s) at issuer regarding the application: Ronan Murphy

Telephone number: 00 3531 616 2506

Note: * *delete as appropriate*



SCHEDULE 3A

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST
(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. Please note that admission to the Official List will be simultaneous with admission to trading on a Recognised Investment Exchange (RIE). You will need to complete a separate application form to apply for trading on the RIE.

To: UK Listing Authority 24 January 2002

Details of securities to be listed

Anglo Irish Bank Corporation plc [insert name of issuer] ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority.

Share capital			
Authorised		Denomination	Issued and paid up (inclusive of present issue)
380,000,000	in	Euro 0.32	322,702,761
	in		
	in		
~~£~~ Euro 121,600,000			~~£~~ Euro 103,264,883.50

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities		
Nominal value	Redemption date	Coupon
n/a		
£		

Please specify where the issuer is listed and the nature of the listing
Primary Dual Primary, Dublin & London
Secondary

Please specify on which RIEs the issuer has applied to have its securities traded

Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)
1,391,987 Ordinary Shares of Euro 0.32 each.

Type of issue for which application is being made
Euro 0.32 Ordinary shares in respect of Scrip Dividend.

Confirmation

We acknowledge our obligations under the listing rules and the legal implications of listing under the Financial Services and Markets Act 2000. Accordingly we confirm that:

(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.

We undertake to comply with the listing rules from time to time of the UK Listing Authority so far as applicable to the issuer.

We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the listing rules of the UK Listing Authority in due course.

Signed	
Secretary for and on behalf of	
Name of issuer	Anglo Irish Bank Corporation plc

To be completed in all cases

Application to be heard on:	Tuesday, 29 January 2002
Admission expected to be effective on:	Thursday, 31 January 2002

Name(s) of contact(s) at issuer regarding the application	Ronan Murphy
Telephone number:	+3531 616 2506

SCHEDULE 1

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

This form of application should be submitted to Company Services, London Stock Exchange, Old Broad Street, London EC2N 1HP, to arrive no later than ***2 business days prior*** *to the consideration of the application for admission to trading.*

If you require assistance, please call the Company Services Help Desk on ***020-7797-1600****.*

To: London Stock Exchange

1. **Full name of issuer:** **Anglo Irish Bank Corporation plc**

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

2. **Amount and full description of each class of security for which application is now being made:** Example: *30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time.*

1,391,987 Ordinary Shares of Euro 0.32 each.

3. **Type of issue for which application is being made:** Example: *Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme*

Euro 0.32 Ordinary Shares in respect of Scrip Dividend

4. **Are the securities for which application is now made identical* in all respects**

   (a) **with each other?** **YES/~~NO~~**

   (b) **with an existing class of security?** **YES/~~NO~~**

If you answered *NO* to either question how do the securities differ and when will they become identical?

N/A

5. Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will be issued on:

Date: N/A

Please indicate whether the certificates are in registered or bearer form:

REGISTERED / BEARER

Note in relation to Question 4:

* ***identical*** *means in this context:*

(a) *the securities are of the same nominal value with the same amount called or paid up;*

(b) *they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and*

(c) *they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.*

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed: [signature] **Date:** 24 January 2002

Director or secretary or other duly authorised officer, for and on behalf of

Name of issuer **Anglo Irish Bank Corporation plc**

Application to be considered on (date):	**Tuesday, 29 January 2002**
Dealings expected to commence on (date):	**Thursday, 31 January 2002**

Contact at the issuer regarding this application:

Name:	Ronan Murphy
Email address:	RonanMurphy@AngloIrishBank.ie
Telephone number:	+ 3531 616 2506

Contact at nominated representative (if applicable):

Name:	**Aine Dowling**
Email address:	**aine.dowling@davy.ie**
Telephone number:	**+ 353 1 614 9993**

Please ensure all sections of this form have been completed before submitting

Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
Telex: 91734 SWIFT: AngoIE2D
Website: www.angloirishbank.ie

Fax: Banking +353 1 6618408/6616753
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6769818
Fax: Personnel +353 1 6611852


ANGL
IRISH
BANK

ANGLO IRISH BANK CORPORATION PLC

BROCHURE OF PARTICULARS

FINAL DIVIDEND 2001

Application has been made to the Irish Stock Exchange and the UK Listing Authority for 1,391,987 ordinary shares of nominal value of €0.32 each to be admitted to the Official List of the Irish Stock Exchange and to the Official List of the UK Listing Authority and to the London Stock Exchange and the Irish Stock Exchange for such shares to be admitted to listing and trading. These shares have been issued pursuant to Scrip Dividend. These shares will rank *pari passu* in all respects with existing Ordinary Shares.

Copies of this brochure are available from the Company Announcements Office for two business days following the date hereto and for fourteen days from the registered office of Anglo Irish Bank Corporation plc.

AVS NO. 977852

24 January 2002

Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
Telex: 91734 SWIFT: AngoIE2D
Website: www.angloirishbank.ie

Fax: Banking +353 1 6618408/6616753
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6769818
Fax: Personnel +353 1 6611852


ANGLO
IRISH
BANK

ANGLO IRISH BANK CORPORATION PLC ("the Bank")

Extract from Minutes of Directors Meeting held on 24 January 2002

"**IT WAS UNANIMOUSLY RESOLVED** that 1,391,987 new Ordinary Shares of €0.32 in the capital of the Bank be and they are hereby allotted to the shareholders set out in schedule annexed hereto in the proportions set out in such schedule as fully paid up shares in the capital of the Bank pursuant to Article 126 of the Articles of Association of the Bank and that the names of the shareholders set out in such schedule be entered on the register of Members as the holders of the said new Ordinary shares issued to each of them respectively."

I certify that the above is an exact copy of the Minute of the Meeting held on the above date.

SECRETARY



ANGLO IRISH BANK
AGM – 25TH JANUARY 2002
CHAIRMAN'S ADDRESS

Ladies and Gentlemen,

Before putting the Directors Report and Statutory Accounts for the year ended September last to the meeting for adoption, I would like to make a few observations on the Bank's performance.

I am sure you will agree that the results for the year were truly outstanding, particularly given the more challenging economic environment which prevailed. The headline figures speak for themselves:-

- Pre tax profit increased by 46% to 194.8 million Euro
- EPS increased by 41% to 41.92 cent per share
- Total assets grew by 4.7 billion Euro to an all time high of 15.7 billion Euro
- The cost/income ratio fell to a new low of 30%
- And the all important return on ordinary shareholders funds jumped to 31% for the year

This is the sixteenth consecutive year of record earnings and profit growth. Indeed, your Bank has now grown EPS at a compound annual growth rate of 35% over the last five years. Having passed the 15 billion Euro milestone in Total Assets on the balance sheet, the Bank has achieved a new plateau of financial strength. This was recognised during the year by Moodys, the ratings agency, when they raised the Bank's credit rating to A3 –a significant development.

All of the Bank's divisions contributed to these excellent results. They flow from both the core lending operations, and from our non-risk asset fee earning businesses. They were achieved without dilution of our margins while maintaining our stringent risk management standards. Indeed, a particular highlight of the year's performance was the quality of the Loan Book coupled with the high level of provisioning which is a source of considerable comfort. It is satisfying that these positive results are being reflected in the share price.

The main driver of this growth continues to be the strong customer service focus in our clearly defined lending markets where the majority of our new business comes from existing customers. This is the real measure of customer satisfaction. The growth is also being driven by the development of strong recurring income flows from fee based businesses that did not exist five years ago. They now represent 18% of the Bank's total income.

Continued progress was made in the geographic diversification of the Bank's business. The acquisition last April of Banque Marcuard Cook, the Geneva based Private Bank, was a further step in this process. About one third of the Bank's profits are now being generated outside of Ireland –in the UK lending operation (which comprises almost 40% of our total loan book) and in our Continental European Private Banking businesses.

Turning to a matter very close to the heart of all ordinary shareholders here this afternoon – the dividend. It is proposed that the total dividend for the year be increased by 20% to 10.44 cent per share. By comparison with any of our peers, this is a strong level of increase but nonetheless leaves the dividend cover at a very prudent four times.

I would like to say a few words about our capital base. Capital is a critical issue for any Bank and particularly so for a growing Bank like Anglo. We now have a broad source of funding and I am particularly pleased to report that in the last year, capital resources grew by some 64% to 1.6 billion Euro.

In the past few days, we announced a 5% share placing. The proceeds from this, which amounted to €64 million, will further strengthen our Balance Sheet and leave us well placed to capitalise on future acquisition opportunities.

Looking forward, it is the Board's view that the Bank's proven strategy of providing dedicated bespoke banking services to niche markets will continue to be the driver of success. We are focused on engaging in businesses only where we can add value to clients and where those clients value the relationship with Anglo Irish Bank. This relationship business model has delivered record profit growth over the last sixteen years and is sustainable for the future.

In terms of current trading, I am pleased to report to shareholders that the year has started very robustly, with good levels of activity in all our key lending areas. Trading is well above the first three months of last year and is in line with our demanding targets. It is felt that Anglo's unique relationship banking model will mitigate the worst effects of any downsides arising from the slowdown in the global economy. Accordingly, based on our year-to-date trading experience coupled with management's assessment of the short-term outlook, your Board is confident of another strong performance in the current year.

This is a year of significant change at Board level. Billy McCann retired from the Board having concluded his term of office. I wish to thank him for his wise counsel and invaluable contribution.

Anton Stanzel, a well-known Austrian businessman with international credentials, joined our Board. Ned Sullivan also joined the Board recently and he comes with an outstanding international marketing background. I am confident that both gentlemen will make a great contribution to the Bank's deliberations.

My own term of office ends today and I feel very privileged to have presided over the Board in what was a very dynamic and growth orientated period for the Bank. The incoming Chairman is Peter Murray, who has long involvement with the Board, and I wish him every success.

On your behalf, I would like to express our appreciation to the management and staff of the Bank for another excellent year.

Before turning to the various Resolutions, I will now open the meeting to the floor and invite you to ask any questions or make observations as you so wish. I, together with my Board colleagues, will endeavour to provide you with answers.

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 807553

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC	2. Name of director WILLIAM BARRETT
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR NAMED AT 2 ABOVE	4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) WILLIAM BARRETT 739,405 ANGLO IRISH BANK (NOMINEES) LTD A/C 359 12,664
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) IT DOES NOT	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. TRANSFER OF SHARES FROM THE DIRECTOR TO A SELF ADMINISTRATED PENSION FUND SET UP FOR HIS BENEFIT

7. Number of shares/amount of stock acquired 61,850	8. Percentage of issued class 0.019 %	9. Number of shares/amount of stock disposed 61,850	10. Percentage of issued class 0.019 %
11. Class of security Ordinary €0.32	12. Price per share €4.52	13. Date of transaction 25 JANUARY 2002	14. Date company informed 28 JANUARY 2002

15. Total holding following this notification 752,069 (unchanged)	16. Total percentage holding of issued class following this notification 0.234 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506

25. Name and signature of authorised company official responsible for making this notification

Date of notification 28 JANUARY 2002

R. Murphy
Group Secretary

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 807553

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC	2. Name of director PETER KILLEN
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR NAMED AT 2 ABOVE	4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) PETER RICHARD KILLEN 811,572 PETER AND BEVERLY KILLEN 327,017 SHOESTRING PENSION FUND 27,500 PETER KILLEN A/C DAKF 1,505 ANGLO IRISH BANK (NOMINEES) LTD A/C 359 12,664
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) IT DOES NOT	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. TRANSFER OF SHARES FROM THE DIRECTOR TO A SELF ADMIISTRATED PENSION FUND SET UP FOR HIS BENEFIT

7. Number of shares/amount of stock acquired 51,350	8. Percentage of issued class 0.015 %	9. Number of shares/amount of stock disposed 51,350	10. Percentage of issued class 0.015 %
11. Class of security Ordinary €0.32	12. Price per share €4.52	13. Date of transaction 25 JANUARY 2002	14. Date company informed 28 JANUARY 2002

15. Total holding following this notification 1,180,258 (unchanged)	16. Total percentage holding of issued class following this notification 0.367 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506

25. Name and signature of authorised company official responsible for making this notification

Date of notification 28 JANUARY 2002

R. Murphy
Group Secretary

**London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150**

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 807553

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC	2. Name of director TIARNAN O MAHONEY
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR NAMED AT 2 ABOVE	4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) TIARNAN O MAHONEY
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) IT DOES NOT	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. SHARES ISSUED ON EXERCISE OF OPTION

7. Number of shares/amount of stock acquired 475,000	8. Percentage of issued class 0.147 %	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security 200,000 Ordinary €0.32 275,000 Ordinary €0.32	12. Price per share €0.81 (IR0.64p) €1.09 (IR0.86p)	13. Date of transaction 28 JANUARY 2002	14. Date company informed 28 JANUARY 2002

15. Total holding following this notification 633,952	16. Total percentage holding of issued class following this notification 0.197 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506

25. Name and signature of authorised company official responsible for making this notification

Date of notification 28 JANUARY 2002

R. Murphy
Group Secretary

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 807553

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC		2. Name of Group Secretary RONAN MURPHY	
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest GROUP SECRETARY NAMED AT 2 ABOVE		4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) RONAN MURPHY	
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) IT DOES NOT		6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. 1.) SHARES ISSUED ON EXERCISE OF OPTION 2.) DISPOSAL	
7. Number of shares/amount of stock acquired 120,000	8. Percentage of issued class 0.037 %	9. Number of shares/amount of stock disposed 120,000	10. Percentage of issued class 0.037 %
11. Class of security 1.) 120,000 Ordinary €0.32 2.) 120,000 Ordinary €0.32	12. Price per share 1.) €0.81 (IR0.64p) 2.) €4.47	13. Date of transaction 28 JANUARY 2002 28 JANUARY 2002	14. Date company informed 28 JANUARY 2002 28 JANUARY 2002
15. Total holding following this notification 32,367		16. Total percentage holding of issued class following this notification 0.010 %	

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506
25. Name and signature of authorised company official responsible for making this notification Date of notification 28 JANUARY 2002 R. Murphy Group Secretary	

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 550564

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC		2. Name of director WILLIAM RICHARD BARRETT	
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR NAMED AT 2 ABOVE		4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) WILLIAM RICHARD BARRETT 677,555 PENSION SCHEME 61,850 ANGLO IRISH BANK (NOMINEES) LTD A/C 359 12,664	
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) IT DOES NOT		6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. BENEFICIAL ACQUISITION OF SHARES PURSUANT TO SCRIP DIVIDEND OFFER	
7. Number of shares/amount of stock acquired 9,793	8. Percentage of issued class 0.003 %	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security ORDINARY EURO 0.32	12. Price per share €4.184682	13. Date of transaction 31 JANUARY 2002	14. Date company informed 31 JANUARY 2002
15. Total holding following this notification 761,862		16. Total percentage holding of issued class following this notification 0.236 %	

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506
25. Name and signature of authorised company official responsible for making this notification Date of notification 31 JANUARY 2002 R. Murphy Group Secretary	

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 550564

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC		2. Name of director JOHN ROWAN	
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR NAMED AT 2 ABOVE		4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) JOHN ROWAN 343,592 BOLERO INVESTMENTS LTD 81,106	
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) DIRECTOR NAMED AT 2 ABOVE		6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. BENEFICIAL ACQUISITION OF SHARES PURSUANT TO SCRIP DIVIDEND OFFER	
7. Number of shares/amount of stock acquired 5,552	8. Percentage of issued class 0.002 %	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security ORDINARY EURO 0.32	12. Price per share €4.184682	13. Date of transaction 31 JANUARY 2002	14. Date company informed 31 JANUARY 2002
15. Total holding following this notification 430,250		16. Total percentage holding of issued class following this notification 0.133 %	

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506
25. Name and signature of authorised company official responsible for making this notification Date of notification 31 JAUARY 2002 R. Murphy Group Secretary	

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 550564

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC		2. Name of director MICHAEL DESMOND JACOB	
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR NAMED AT 2 ABOVE AND SPOUSE		4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) MICHAEL DESMOND JACOB 32,216 MICHAEL AND HELEN JACOB 322,823 HELEN AND MICHAEL JACOB 2,600	
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) DIRECTOR NAMED AT 2 ABOVE AND SPOUSE		6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. BENEFICIAL ACQUISITION OF SHARES PURSUANT TO SCRIP DIVIDEND OFFER	
7. Number of shares/amount of stock acquired 4,642	8. Percentage of issued class 0.001 %	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security ORDINARY EURO 0.32	12. Price per share €4.184682	13. Date of transaction 31 JANUARY 2002	14. Date company informed 31 JANUARY 2002
15. Total holding following this notification 362,281		16. Total percentage holding of issued class following this notification 0.112 %	

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506
25. Name and signature of authorised company official responsible for making this notification Date of notification 31 JANUARY 2002 R. Murphy Group Secretary	

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 550564

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC		2. Name of director NED SULLIVAN	
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR NAMED AT 2 ABOVE		4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) AURUM NOMINEES LTD A/C 333318 101,184	
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) IT DOES NOT		6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. BENEFICIAL ACQUISITION OF SHARES PURSUANT TO SCRIP DIVIDEND OFFER	
7. Number of shares/amount of stock acquired 1,323	8. Percentage of issued class 0.0004 %	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security ORDINARY EURO 0.32	12. Price per share €4.184682	13. Date of transaction 31 JANUARY 2002	14. Date company informed 31 JANUARY 2002
15. Total holding following this notification 102,507		16. Total percentage holding of issued class following this notification 0.03 %	

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506
25. Name and signature of authorised company official responsible for making this notification Date of notification 31 JANUARY 2002 R. Murphy Group Secretary	

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 550564

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC	2. Name of director PATRICK WRIGHT
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR NAMED AT 2 ABOVE	4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) CHASE NOMINEES LTD 120,954 RUSSELL NOMINEES LTD 12,750 MERRION STOCKBROKERS NOMINEE LTD A/C 2210 10,000
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) DIRECTOR NAMED AT 2 ABOVE	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. BENEFICIAL ACQUISITION OF SHARES PURSUANT TO SCRIP DIVIDEND OFFER

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
1,711	0.0005 %		
11. Class of security	**12. Price per share**	**13. Date of transaction**	**14. Date company informed**
ORDINARY EURO 0.32	€4.184682	31 JANUARY 2002	31 JANUARY 2002

15. Total holding following this notification CHASE NOMINEES LTD 122,535 RUSSELL NOMINEES LTD 12,750 MERRION STOCKBROKERS NOMINEE LTD A/C 2210 10,130 145,415	16. Total percentage holding of issued class following this notification 0.045 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506
25. Name and signature of authorised company official responsible for making this notification Date of notification 31 JANUARY 2002 R. Murphy Group Secretary	

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 550564

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC		2. Name of director PETER RICHARD KILLEN	
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR NAMED AT 2 ABOVE AND SPOUSE		4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) PETER RICHARD KILLEN 760,222 SHOESTRING PENSION FUND 78,850 PETER AND BEVERLY KILLEN 327,017 PETER KILLEN A/C DAKF 1,505 ANGLO IRISH BANK (NOMINEES) LTD A/C 359 12,664	
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) DIRECTOR NAMED AT 2 ABOVE AND SPOUSE		6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. BENEFICIAL ACQUISITION OF SHARES PURSUANT TO SCRIP DIVIDEND OFFER	
7. Number of shares/amount of stock acquired 15,391	8. Percentage of issued class 0.004 %	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security ORDINARY EURO 0.32	12. Price per share €4.184682	13. Date of transaction 31 JANUARY 2002	14. Date company informed 31 JANUARY 2002
15. Total holding following this notification 1,195,649		16. Total percentage holding of issued class following this notification 0.371 %	

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506
25. Name and signature of authorised company official responsible for making this notification Date of notification 31 JANUARY 2002 R. Murphy Group Secretary	

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 550564

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC		2. Name of director PETER CYRIL MURRAY	
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR NAMED AT 2 ABOVE		4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) PETER CYRIL MURRAY	
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) IT DOES NOT		6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. BENEFICIAL ACQUISITION OF SHARES PURSUANT TO SCRIP DIVIDEND OFFER	
7. Number of shares/amount of stock acquired 790	8. Percentage of issued class 0.0002 %	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security ORDINARY EURO 0.32	12. Price per share €4.184682	13. Date of transaction 31 JANUARY 2002	14. Date company informed 31 JANUARY 2002
15. Total holding following this notification 61,212		16. Total percentage holding of issued class following this notification 0.019 %	

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506
25. Name and signature of authorised company official responsible for making this notification Date of notification 31 JANUARY 2002 R. Murphy Group Secretary	

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 550564

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC		2. Name of secretary RONAN MURPHY	
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest SECRETARY NAMED AT 2 ABOVE		4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) RONAN MURPHY 24,358 ANGLO IRISH BANK (NOMINEES) LTD A/C 359 8,009	
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) IT DOES NOT		6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. BENEFICIAL ACQUISITION OF SHARES PURSUANT TO SCRIP DIVIDEND OFFER	
7. Number of shares/amount of stock acquired 396	8. Percentage of issued class 0.0001 %	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security ORDINARY EURO 0.32	12. Price per share €4.184682	13. Date of transaction 31 JANUARY 2002	14. Date company informed 31 JANUARY 2002
15. Total holding following this notification 32,763		16. Total percentage holding of issued class following this notification 0.010 %	

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506
25. Name and signature of authorised company official responsible for making this notification Date of notification 31 JANUARY 2002 R. Murphy Group Secretary	

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 550564

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC	2. Name of director SEAN PATRICK FITZPATRICK
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR NAMED AT 2 ABOVE AND SPOUSE	4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) SEAN PATRICK FITZPATRICK 2,253,855 SEAN AND TRIONA FITZPATRICK 1,274,634 ANGLO IRISH BANK (NOMINEES) LTD A/C 359 12,664
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) DIRECTOR NAMED AT 2 ABOVE AND SPOUSE	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. BENEFICIAL ACQUISITION OF SHARES PURSUANT TO SCRIP DIVIDEND OFFER

7. Number of shares/amount of stock acquired 22,955	8. Percentage of issued class 0.007 %	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security ORDINARY EURO 0.32	12. Price per share €4.184682	13. Date of transaction 31 JANUARY 2002	14. Date company informed 31 JANUARY 2002

15. Total holding following this notification 3,564,108	16. Total percentage holding of issued class following this notification 1.106 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506

25. Name and signature of authorised company official responsible for making this notification

Date of notification 31 JANUARY 2002

R. Murphy
Group Secretary

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 550564

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC	2. Name of director TIARNAN O MAHONEY
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR NAMED AT 2 ABOVE	4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) TIARNAN O MAHONEY 621,233 ANGLO IRISH BANK (NOMINEES) LIMITED A/C 359 12,719
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) IT DOES NOT	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. BENEFICIAL ACQUISITION OF SHARES PURSUANT TO SCRIP DIVIDEND OFFER

7. Number of shares/amount of stock acquired 2,038	8. Percentage of issued class 0.0006 %	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security ORDINARY EURO 0.32	12. Price per share €4.184682	13. Date of transaction 31 JANUARY 2002	14. Date company informed 31 JANUARY 2002

15. Total holding following this notification 635,990	16. Total percentage holding of issued class following this notification 0.197 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506

25. Name and signature of authorised company official responsible for making this notification

Date of notification 31 JANUARY 2002

R. Murphy
Group Secretary

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 550564

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC	2. Name of director WILLIAM ANTHONY MCATEER
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR NAMED AT 2 ABOVE & SPOUSE	4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) WILLIAM ANTHONY MCATEER 648,936 MARIE MCATEER 1,345 ANGLO IRISH BANK (NOMINEES) LTD A/C 359 12,719
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) DIRECTOR NAMED AT 2 ABOVE & SPOUSE	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. BENEFICIAL ACQUISITION OF SHARES PURSUANT TO SCRIP DIVIDEND OFFER

7. Number of shares/amount of stock acquired 8,629	8. Percentage of issued class 0.002 %	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security ORDINARY EURO 0.32	12. Price per share €4.184682	13. Date of transaction 31 JANUARY 2002	14. Date company informed 31 JANUARY 2002

15. Total holding following this notification 671,629	16. Total percentage holding of issued class following this notification 0.208 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506

25. Name and signature of authorised company official responsible for making this notification

Date of notification 31 JANUARY 2002

R. Murphy
Group Secretary

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

THE IRISH STOCK EXCHANGE



APPLICATION FOR ADMISSION OF SECURITIES TO LISTING
(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to listing should be suitably adapted for an issuer which is not a public limited company. It must be lodged duly completed at least TWO BUSINESS DAYS prior to the consideration of the application for admission to listing.

To: Listing Applications
Irish Stock Exchange ("the Exchange")

31 January, 2002 ~~19~~

Details of securities to be listed

Anglo Irish Bank Corporation plc [insert name of issuer] ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the Exchange subject to the listing rules of the Exchange.

Share capital

Authorised		Denomination	Issued and paid up (inclusive of present issue)
380,000,000	in	Euro 0.32	323,378,416
	in		
	in		
	in		
~~£~~ Euro 121,600,000			~~£~~ Euro 103,481,093.10

~~(Please include in brackets those shares listed under block listing procedures but not yet allotted)~~

Debt securities

Nominal value	Redemption date	Coupon
N/A		
£		

Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)

22,655 Ordinary Shares of Euro 0.32 each.

Type of issue for which application is being made

22,655 new ordinary shares of Euro 0.32 in respect of Scrip Dividend.

Are the securities for which application is now made:

(a) identical * in all respects? YES \ NO

If no, how do they differ and when will they become identical?

(b) identical * in all respects with an existing class of security? YES \ NO

If no, how do they differ and when will they become identical?

c) the subject of an application for listing in another member state of the European Community either within the previous six months, now or in the near future. YES \ NO

If yes, state when and on what stock exchange(s) :

Dual Primary, Dublin & London

Note:

* Identical means in this context:

(a) the securities are of the same nominal value with the same amount called up or paid up;

(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Details of documents of title

Please give details of renounceable document (where applicable):

(a) Type of document (which must comply with the relevant provisions of chapter 13 of the listing rules): N/A

(b) Proposed date of issue: N/A

(c) Last day for splitting: N/A

(i) Nil paid: N/A

(ii) Partly paid: N/A

(iii) Fully paid: N/A

(d) Last day for renunciation: N/A

Definitive certificate:

Definitive certificates (in respect of the class of security/securities for which listing is sought) have ~~already been~~ will be issued for 22,655 shares [insert number of shares] and/or £________ nominal of ________[insert designation of debt securities] and will be ready on ________ for ________ shares [insert number of shares] and/or £________ nominal of ________[insert designation of debt securities].

Declaration

We acknowledge our obligations under the listing rules and the legal implications of listing. Accordingly we declare that:

(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the Exchange in respect of the application have been or will be complied with.

We undertake to comply with the listing rules from time to time of the Exchange so far as applicable to the issuer.

We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the listing rules of the Exchange in due course.

Signed ______________________

~~Director~~ or secretary or
~~other duly authorised officer~~
for and on behalf of

Anglo Irish Bank Corporation plc
____
Name of issuer

To be completed in all cases

Application to be heard on: Tuesday, 5 February 2002 ~~19~~ ______

Dealings expected to commence on: Wednesday, 6 February 2002 ~~19~~ ______

~~Name(s) of contact(s) at issuer regarding the~~ application: Ronan Murphy

Telephone number: +353 1 616 2506

Note: * *delete as appropriate*

SCHEDULE 1

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

This form of application should be submitted to Company Services, London Stock Exchange, Old Broad Street, London EC2N 1HP, to arrive no later than **2 business days prior** *to the consideration of the application for admission to trading.*

If you require assistance, please call the Company Services Help Desk on **020-7797-1600**.

To: London Stock Exchange

1. **Full name of issuer:** Anglo Irish Bank Corporation plc

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

2. **Amount and full description of each class of security for which application is now being made:** Example*: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time.*

22,655 Ordinary Shares of Euro 0.32 each.

3. **Type of issue for which application is being made:** Example*: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme*

Euro 0.32 Ordinary Shares in respect of Scrip Dividend

4. **Are the securities for which application is now made identical* in all respects**

(a) **with each other?** YES/~~NO~~

(b) **with an existing class of security?** YES/~~NO~~

If you answered *NO* to either question how do the securities differ and when will they become identical?

N/A

5. Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought <u>were/will be</u> issued on:

Date: N/A

Please indicate whether the certificates are in registered or bearer form:

REGISTERED / BEARER

Note in relation to Question 4:

* ***identical*** *means in this context:*

(a) *the securities are of the same nominal value with the same amount called or paid up;*

(b) *they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and*

(c) *they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.*

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed: | | **Date:** | **31 January 2002** |

Director or secretary or other duly authorised officer, for and on behalf of

Name of issuer | **Anglo Irish Bank Corporation plc** |

Application to be considered on (date): | **Tuesday, 5 February 2002** |
Dealings expected to commence on (date): | **Wednesday, 6 February 2002** |

Contact at the issuer regarding this application:

Name: **Ronan Murphy**

Email address: [illegible]

Telephone number: **+ 353 1 616 2506**

Contact at nominated representative (if applicable):

Name: **Aine Dowling**

Email address: **aine.dowling@davy.ie**

Telephone number: **+ 353 1 614 9993**

Please ensure all sections of this form have been completed before submitting



SCHEDULE 3A

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST

(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. Please note that admission to the Official List will be simultaneous with admission to trading on a Recognised Investment Exchange (RIE). You will need to complete a separate application form to apply for trading on the RIE.

To: UK Listing Authority 31 JANUARY 2002

Details of securities to be listed

__**ANGLO IRISH BANK CORPORATION PLC** [insert name of issuer] ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority.

Share capital			
Authorised		Denomination	Issued and paid up (inclusive of present issue)
380,000,000	in	**Euro 0.32**	**323,378,416**
	in		
	in		
Euro 121,600,000			**Euro 103,481,093.10**

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities		
Nominal value	Redemption date	Coupon
N/A		
£		

Please specify where the issuer is listed and the nature of the listing	
Primary	**Dual Primary, Dublin & London**
Secondary	

Please specify on which RIEs the issuer has applied to have its securities traded

Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)

22,655 Ordinary Shares of Euro 0.32

Type of issue for which application is being made

22,655 new ordinary shares of Euro 0.32 in respect of Scrip Dividend

Confirmation

We acknowledge our obligations under the listing rules and the legal implications of listing under the Financial Services and Markets Act 2000. Accordingly we confirm that:

(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.

We undertake to comply with the listing rules from time to time of the UK Listing Authority so far as applicable to the issuer.

We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the listing rules of the UK Listing Authority in due course.

Signed

[illegible] secretary [illegible] for and on behalf of

Name of issuer

To be completed in all cases

Application to be heard on:	**Tuesday, 5 February 2002**
Admission expected to be effective on:	**Wednesday, 6 February 2002**

Name(s) of contact(s) at issuer regarding the application	**RONAN MURPHY**
Telephone number:	**+ 353 1 616 2506**

Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
Telex: 91734 SWIFT: AngoIE2D
Website: www.angloirishbank.ie

Fax: Banking +353 1 6618408/6616753
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6769818
Fax: Personnel +353 1 6611852


ANGL
IRISH
BANK

ANGLO IRISH BANK CORPORATION PLC

BROCHURE OF PARTICULARS

FINAL DIVIDEND 2001

Application has been made to the Irish Stock Exchange and the UK Listing Authority for 22,655 additional ordinary shares of nominal value of €0.32 each to be admitted to the Official List of the Irish Stock Exchange and to the Official List of the UK Listing Authority and to the London Stock Exchange and the Irish Stock Exchange for such shares to be admitted to listing and trading. These additional shares have been issued pursuant to Scrip Dividend. These shares will rank *pari passu* in all respects with existing Ordinary Shares.

Copies of this brochure are available from the Company Announcements Office for two business days following the date hereto and for fourteen days from the registered office of Anglo Irish Bank Corporation plc.

AVS NO. 319894

31 January 2002


IRISH
BANK

ANGLO IRISH BANK ANNOUNCES APPOINTMENT OF CHIEF OPERATING OFFICER

Anglo Irish Bank Corporation plc announced today (19 February 2002) that Tiarnan O Mahoney, an executive director of the Bank takes over the newly created role of Chief Operating Officer.

The objective in creating this role is to strengthen the general management function within the Bank.

-- ends --

AVS No. 170204

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 061579

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC		2. Name of director PATRICK WRIGHT	
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR NAMED AT 2 ABOVE		4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) PATRICK WRIGHT	
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) IT DOES NOT		6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. SHARE PURCHASE	
7. Number of shares/amount of stock acquired 16,100	8. Percentage of issued class 0.005 %	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security ORDINARY EURO 0.32	12. Price per share € 4.67	13. Date of transaction 19 FEBRUARY 2002	14. Date company informed 19 FEBRUARY 2002
15. Total holding following this notification CHASE NOMINEES LTD 122,535 RUSSELL NOMINEES LTD 12,750 MERRION STOCKBROKERS NOMINEE LTD A/C 2210 10,130 PATRICK WRIGHT 16,100 161,515		16. Total percentage holding of issued class following this notification 0.05 %	

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506

25. Name and signature of authorised company official responsible for making this notification

Date of notification 20 FEBRUARY 2002

R. MURPHY
SECRETARY

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

DATE: January 28th ,2002

Bank of Ireland
Asset Management

Company Secretary,
Anglo Irish Bank plc,
Stephens Court,
18/21 St Stephens Green,
Dublin 2.

BANK OF IRELAND
ASSET MANAGEMENT
LIMITED
26 FITZWILLIAM PLACE
DUBLIN 2
TELEPHONE 01 661 6433
FAX 01 661 6688

Notification of Transactions in Shares of Public Limited Companies

Dear Sir,

I refer to Chapter 2 of Part IV of the Companies Act 1990 which requires disclosure, by a person who acquires an interest in 5% or more of the issued Share Capital of a public limited company, to that company of the holding. Subsequent transactions which change the percentage holding by a whole number must also be notified.

In this regard I am to notify you of the following holding(s):

No. of Shares Held	% of Issued Share Capital after transaction
20,274,270	6%

The shares are registered in the name of Bank of Ireland Nominees Limited, as registered owner only, on behalf of a range of clients who are each the beneficial owner of a portion of the shareholding.

Yours sincerely,

Justin Giblin
Compliance Unit
A03LMD02


ICSA
SOFTWARE

BLUEPRINT
Company Secretary

Notice of change of directors or secretaries or in their particulars

Companies Acts, 1963 to 1999

Registration fee stamp to be affixed above

Section 195 Companies Act,1963

Section 51, Companies Act, 1990

Company Number

22045

B10

S.195 of the Companies Act 1963, as amended by S.51 of the Companies Act 1990, now requires that all registers of Directors should be modified by the insertion of each director's date of birth, nationality and foreign directorships. S.195(9) requires that where an annual return containing those particulars has not been filed with the registrar, full particulars of all directors should be included in this form

Please complete using black block capitals or typewriting

Company Name *in full*

ANGLO IRISH BANK CORPORATION PLC

Gives notice of the following change(s) *note one*

ANTHONY O'BRIEN resigned as director.

Note one
Give details of change(s) and specify date. Only changes which occur on th[illegible] [illegible]me date may be [illegible]red by this no[illegible]ation. Otherwise, separate notifications should be made . If a new director or secretary has been appointed complete the next section.

Date change(s) take(s) effect **25th** Day **January** Month **2002** Year

Particulars of new director (including shadow director) / secretary *note two*

Note two
Delete as appropriate. Where particulars of directors are included by virtue of section 195 (9) the directors consent need not be completed

Surname *note three*

Forename *note three*

Former surname(s) *note four*

Former forename *note five*

Note three
Insert full name(initials will not suffice) and usual residential address. Where all the partners in a firm are joint secretaries the name and principal address of the firm alone may be given.

Business occupation *note four*

Date of birth *note four*

Day Month Year

Home address *note three*

Nationality *note four*

Note four
Applicable to directors only

Other directorships *note six*

Registered at *note seven*

Company number

I hereby consent to act as director / secretary of the aforementioned company *note two*

Signature

Date

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature R. Murphy

Date 4 February, 2002

Name *Block letters please*

RONAN MURPHY

Presenter's Name

Anglo Irish Bank Corporation plc
Stephen Court
18/21 St Stephen's Green
Dublin 2

Address

Telephone Number **01 616 2506**

Reference **rm/cj**

Special Resolution

Companies Acts 1963 to 1990

This form must be typewritten

FORM No.



(16)

Company Number
22045

Company name

Anglo Irish Bank Corporation plc

AT AN EXTRAORDINARY GENERAL MEETING of the members of the said company , duly convened and held at

Shelbourne Hotel, St Stephen's Green, Dublin 2.

On the 25 Day January Month 2002 Year

The following Special resolution (s) was/were duly passed.

1. "That:-

(a) the Company and/or any subsidiary (being a body corporate as referred to in the European Communities (Public Limited Company Subsidiaries) Regulations, 1997) of the Company be generally authorised to make market purchases (as defined by Section 212 of the Companies Act, 1990 (the "1990 Act")) of shares of any class of the Company on such terms and conditions and in such manner as the Directors may from time to time determine in accordance with and subject to the provisions of the 1990 Act, and Article 8(c) of the Articles of Association of the Company;

(b) the reissue price range at which any treasury shares (as defined by section 209 of the 1990 Act) for the time being held by the Company may be reissued off market shall be the price range set out in Article 8(d) of the Articles of Association of the Company; and

Contd/

I hereby certify that the above particulars are correct ☐ Director ☑ Company secretary Date 4/2/2002

Signature [signature]

Name Ronan Murphy

Presenter's name Ronan Murphy

Address Anglo Irish Bank Corporation plc
Stephen Court,
18/21 St. Stephen's Green,
Dublin 2.

Telephone Number (01) 616 2506

Reference rm/cj

Contd/.........

(c) the authorities hereby conferred shall expire at the close of business on the earlier of the date of the next annual general meeting of the Company after the passing of this resolution or 24 April 2003 unless, in any such case, previously revoked or renewed in accordance with the provisions of the 1990 Act".

2. "That, for the purposes of Section 24 of the Companies (Amendment) Act, 1983 (the "1983 Act") the Directors be empowered to allot equity securities for cash pursuant to and in accordance with Article 8(b) of the Articles of Association of the Company. The authority hereby conferred shall expire at the close of business on the earlier of the date of the next annual general meeting of the Company after the passing of this resolution or 24 April 2003, unless previously revoked or renewed in accordance with the provisions of the 1983 Act and Article 8(b) save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired."

****

Capital Taxes Division,
Stamping Building,
Dublin Castle, Dublin 2,
who will forward it to the
Companies Registration Office.

Companies Capital Duty



BLUEPRINT
Company Secretary

Return of allotments

Companies Acts, 1963 to 1999

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

B5

The return must be delivered within one month after the allotment

Company Number

22045

Company Name *in full*

ANGLO IRISH BANK CORPORATION PLC

Effective centre of management if outside the State

Registered Office

Stephen Court
18/21 St Stephen's Green
Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

Date of allotment(s) made on **28th January 2002**
notes one and two

or made from to

A

Allotees - These details not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
SEE ATTACHED LIST		

Presenter's Name

Ronan Murphy
Anglo Irish Bank Corporation plc
Stephen Court
18/21 St Stephen's Green
Dublin 2.

Address

Telephone number 01 616 2506

Reference rm/cj

Consideration for allotment(s) consists of (tick as appropriate)

Cash	✓	Non-Cash		Both Cash and Non-Cash	
Complete Section C		Complete Section D		Complete Section C and D	

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
20,000	**Ordinary**	**0.32**	**IR£ 0.61**	**IR£ 12,200.00**
320,000	**Ordinary**	**0.32**	**IR£ 0.64**	**IR£ 204,800.00**
313,000	**Ordinary**	**0.32**	**IR£ 0.86**	**IR£ 269,180.00**

Denomination

Conversion Rate, if any

Total value of consideration **IR£ 486,180.00**

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share
0		0	0

Full details of consideration

Shares allotted under the Share Option Scheme approved by Shareholders in General Meeting.

Note Three The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration 0

note three

Enter this amount in page 3 section E2

I hereby certify that the above particulars contained in this form are correct

Director ☐ Company Secretary ✓

Signature

Dated 11th February 2002

Name *Block letters please*

RONAN MURPHY

Company Number

22045

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on **28th January 2002**

notes one and two

or made from to

E

Values of assets contributed or to be contributed

1. Total from section C	486,180.00
+	
2. Total form section D	0
3. Total 1. + 2. above	486,180.00
4. Expenses *note four*	0
5. Total 3 + 4	486,180.00

F

Nominal values of shares

0	**1. Amount / Denomination**
0	**2. Conversion Rate**
0	**3. Amount in IR£**

Note Four

Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details , including copies of invoices and receipts, must be submitted with this form

Greater amount of boxes E5 or F3

486,180.00

Note Five

Interest at the rate of 1.25% per month or part of a month is charged on duty not paid within 30 days of the date of the allotment. (round to nearest £1).

Stamp Duty at £1 per £100 or part thereof	4,862.00
+	
Interest for 0 months *note five*	0
Total Due (CCD)	4,862.00
+ £10 Companies Office Registration Fee	
Total Due (CCD + Reg. Fee)	4,872.00 Euro 6,186.16

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration

28 JANUARY 2002

ORDINARY EURO 0.32 SHARES

NAME:	NO OF SHARES
John Hayden 24 Frankfort Park, Dundrum, Dublin 14.	20,000
Mr Brian Linehan 15 Casana View, Howth, Co Dublin.	8,000
Mr Neil Murphy 4 Bracken Crescent, North Circular Road, Limerick.	10,000
Mr Ronan Murphy 43 Clonkeen Road, Blackrock, Co Dublin.	120,000
Mr Tiarnan O Mahoney Glen Pines, Old Longhill Road, Enniskerry, Co Wicklow.	475,000
Mr Brian Uzzell 24 Elizabeth Rise, Bambury, Oxon OX16 9LZ, UK.	20,000

Stamping Building,
Dublin Castle, Dublin 2,
who will forward it to the
Companies Registration Office.

Companies Capital Duty



I C S A
SOFTWARE

BLUEPRINT
Company Secretary

Return of allotments

Companies Acts, 1963 to 1999

B5

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

The return must be delivered within one month after the allotment

Company Number
22045

Company Name *in full*
ANGLO IRISH BANK CORPORATION PLC

Effective centre of management if outside the State

Registered Office
Stephen Court
18/21 St Stephen's Green
Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

Date of allotment(s) made on **23rd January 2002**
notes one and two

or made from to

A

Allotees - These details not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Davy Nominees Limited a/c NEWISSUE Davy House, 49 Dawson Street, Dublin 2	Ordinary	15,250,000

Presenter's Name
Ronan Murphy
Anglo Irish Bank Corporation plc
Stephen Court
18/21 St Stephen's Green
Dublin 2

Address

Telephone number 01 616 2506

Reference rm/cj

Consideration for allotment(s) consists of (tick as appropriate)

Cash	✓	Non-Cash		Both Cash and Non-Cash	
Complete Section C		Complete Section D		Complete Section C and D	

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
15,250,000	Ordinary	Eur 0.32	Eur 4.25	64,812,500.00

Denomination

Conversion Rate, if any

Total value of consideration: **64,812,500.00**

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share
0		0	0

Full details of consideration

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note three*: 0

Enter this amount in page 3 section E2

I hereby certify that the above particulars contained in this form are correct

Director ☐ Company Secretary ✓

Signature **Dated 22nd February 2002**

Name *Block letters please*

RONAN MURPHY

Company Number

22045

Calculation of Duty

Companies Capital Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number: 22045

Date of allotment(s) made on **23rd January 2002**

notes one and two

or made from to

E		F	
Values of assets contributed or to be contributed		**Nominal values of shares**	
1. Total from section C	Eur 64,812,500.00	0	**1. Amount / Denomination**
+			
2. Total form section D	0	0	**2. Conversion Rate**
3. Total 1. + 2. above	Eur 64,812,500.00	0	**3. Amount in IR£**
4. Expenses *note four*	0		
5. Total 3 + 4	Eur 64,812,500.00		

Greater amount of boxes E5 or F3

Eur 64,812,500.00

Stamp Duty at £1 per £100 or part thereof — Eur 648,125.00

+

Interest for 0 months *note five* — 0

Total Due (CCD) — Eur 648,125.00

+

Eur 12.00 Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — Eur

Note Four

Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details , including copies of invoices and receipts, must be submitted with this form

Note Five

Interest at the rate of 1.25% per month or part of a month is charged on duty not paid within 30 days of the date of the allotment. (round to nearest £1).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration

Capital Taxes Division,
Stamping Building,
Dublin Castle, Dublin 2,
who will forward it to the
Companies Registration Office.

Companies Capital Duty


I C S A
SOFTWARE

BLUEPRINT
Company Secretary

Return of allotments

Companies Acts, 1963 to 1999

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

B5

The return must be delivered within one month after the allotment

Company Number: 22045

Company Name *in full*

ANGLO IRISH BANK CORPORATION PLC

Effective centre of management if outside the State

Registered Office

Stephen Court
18/21 St Stephen's Green
Dublin 2

Date of allotment(s) *notes one and two* made on **18th December 2001**

or made from to

Note One
The period between the first and last dates should not exceed one month.

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allotees - These details not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Anthony Campbell 6 Shrewsbury Park, Ballsbridge, Dublin 4.	Ordinary	150,000

Presenter's Name

Ronan Murphy
Anglo Irish Bank Corporation plc
Stephen Court
18/21 St Stephen's Green
Dublin 2

Address

Telephone number 01 616 2506

Reference rm/cj

Consideration for allotment(s) consists of (tick as appropriate)

Cash	✓	Non-Cash		Both Cash and Non-Cash	
Complete Section C		Complete Section D		Complete Section C and D	

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
150,000	Ordinary	0.320	IR£ 0.860	IR£ 129,000.00

Denomination

Conversion Rate, if any

Total value of consideration: IR£ 129,000.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share
0		0	0

Full details of consideration

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration: 0

note three

Enter this amount in page 3 section E2

I hereby certify that the above particulars contained in this form are correct

Director ☐ Company Secretary ✓

Signature

Dated 18th January 2002

Name *Block letters please*

RONAN MURPHY

Company Number

22045

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number: 22045

Date of allotment(s) made on **18th December 2001**

notes one and two

or made from to

E		**F**	
Values of assets contributed or to be contributed		**Nominal values of shares**	
1. Total from section C	129,000.00	0	**1. Amount / Denomination**
+			
2. Total form section D	0	0	**2. Conversion Rate**
3. Total 1. + 2. above	129,000.00	0	**3. Amount in IR£**
4. Expenses *note four*	0		
5. Total 3 + 4	129,000.00		

Greater amount of boxes E5 or F3

129,000.00

Stamp Duty at £1 per £100 or part thereof	1,290.00
+	
Interest for 1 months *note five*	13.00
Total Due (CCD)	1,303.00
+ £10 Companies Office Registration Fee	
Total Due (CCD + Reg. Fee)	1,313.00 €1,667.17.

Note Four

Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details , including copies of invoices and receipts, must be submitted with this form

Note Five

Interest at the rate of 1.25% per month or part of a month is charged on duty not paid within 30 days of the date of the allotment. (round to nearest £1).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration